555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
May 19, 2023	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
Via EDGAR	Hamburg	Shanghai
	Hong Kong	Silicon Valley
Securities and Exchange Commission	Houston	Singapore
Division of Corporation Finance	London	Tel Aviv
100 F Street, N.E.	Los Angeles	Tokyo
Washington, D.C. 20549	Madrid	Washington, D.C.

Attn:       Jennifer Angelini

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

Re:          Energy Vault Holdings, Inc.

Post-Effective Amendment No. 1 to Form S-1 on Form S-3

File May 8, 2023

File No. 333-262720

Ladies and Gentlemen:

On behalf of our client, Energy Vault Holdings, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 10, 2023 (the “Comment Letter”) with respect to the Post-Effective Amendment No. 1 to Form S-1 on Form S-3 filed with the Commission by the Company on May 8, 2023. Concurrently with the submission of this letter, the Company has filed Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (the “Registration Statement”).

For your convenience, we have the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Cover Page

1.	Please disclose the methods by which the price for the private warrants will be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. Disclose whether there is an established public trading market for the private warrants or whether you intend to apply for listing of the private warrants on any national securities exchange or recognized trading system. Revise accordingly references to "market prices" or "at the market" when describing the method of determining the price for, or the offering of, private warrants. Make appropriate conforming changes to the plan of distribution section.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on the cover page of the prospectus, as well as in the Plan of Distribution section on page 15. The Company has clarified in the cover page that the Private Warrants are not listed on the New York Stock Exchange and that the Company does not intend to apply to list the Private Warrants on the New York Stock Exchange or any other exchange. Since there is no established public trading market for the Private Warrants the Company has confirmed its expectation that the price at which the Private Warrants may be sold will be primarily derived with reference to the market price of the shares of the Company’s common stock underlying such Private Warrants.

May 19, 2023

2.	We note that your Form 10-K incorporates Part III information by reference to the definitive proxy statement filed on April 17, 2023. Please revise this section to specifically incorporate by reference this proxy statement. Refer to Item 12 of Form S-3. We also note references to Forms 8-K filed before fiscal year-end, which are not required to be incorporated by reference; please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page iv.

3.	Please request counsel to revise the opinion filed as Exhibit 5.1 to clearly opine as to the Warrant Shares on a when-issued basis. In this regard, we note the various tenses included in the following paragraph, “The Warrant Shares shall have been duly registered on the books of the transfer agent and registrar therefor in the name or on behalf of the applicable Warrant holders, and have been issued by the Company upon exercise of the Warrants against payment therefor (not less than par value) in the manner contemplated by the Registration Statement, the Warrants and the Warrant Agreement. The issuance of the Warrant Shares have been duly authorized by all necessary corporate action of the Company, and the Warrant Shares are validly issued, fully paid and nonassessable;” please reconcile.

Response: The Company respectfully acknowledges the Staff’s comments and has included a revised opinion of counsel as Exhibit 5.1.

4.	Please revise your exhibit index to include all exhibits required pursuant to Item 16 of Form S-3 and Item 601 of Regulation S-K. Include, without limitation, the private warrant agreement and other material agreements, including those filed with the underlying Form S-1 and/or incorporated by reference to your Form 10-K.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the exhibit list accordingly.

*   *   *    *

May 19, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (737) 910-7342.

Very truly yours,

/s/ Samuel Rettew
Samuel Rettew
of LATHAM & WATKINS LLP

cc:      Robert Piconi, Energy Vault Holdings, Inc.